22

08002779

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Klabin S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 2 8 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34628 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/23/08

RECEIVED
2008 MAY 22 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ARLS
12-31-07

Klabin S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1, taken as a whole. The accompanying individual and consolidated statements of cash flows and value added are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements for the years ended December 31, 2007 and 2006, taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 14, 2008

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	2007	2006	2007	2006
ASSETS					
Current Assets					
Cash and banks		208,359	7,098	224,221	31,618
Temporary cash investments	4	1,653,962	1,755,270	1,874,420	2,258,563
Accounts receivable					
. Trade accounts receivable		404,912	397,673	550,256	542,478
. Discounted export and trade receivables		(3,686)	(35,314)	(89,452)	(126,763)
. Allowance for doubtful accounts		(25,687)	(26,397)	(26,447)	(27,357)
. Related parties	8	228,402	223,738		
Inventories	5	319,401	261,922	336,146	275,956
Recoverable taxes	6	108,622	127,778	110,821	128,963
Prepaid expenses		11,357	8,313	12,421	9,666
Prepaid expenses - Company	8	15,473	7,434	15,473	7,434
Other receivables		49,200	37,286	54,258	41,844
Total Current Assets		2,970,315	2,764,801	3,062,117	3,142,402
Noncurrent Assets					
Long-term Assets					
Subsidiaries	8	7,575	1,161		
Deferred income and social contribution taxes	7(a)	54,929	106,592	56,512	109,911
Escrow deposits		83,495	92,457	84,574	93,529
Recoverable taxes	6	323,177	52,278	323,177	52,278
Prepaid expenses		6,391	5,023	6,574	5,324
Other receivables		50,099	40,178	53,299	43,378
Total Long-term Assets		525,666	297,689	524,136	304,420
Permanent Assets					
Investments					
. Subsidiaries and silent partnerships	9	522,563	481,995	311	510
. Goodwill on acquisition of investment	9	58,055		58,055	
. Other, mainly tax incentives		8,504	2,124	8,504	2,124
Property, plant and equipment	10	3,751,138	2,367,420	4,195,403	2,616,263
Deferred charges	11	158,349	54,798	161,277	57,734
Total Permanent Assets		4,498,609	2,906,337	4,423,550	2,676,631
Total Noncurrent Assets		5,024,275	3,204,026	4,947,686	2,981,051
Total Assets		7,994,590	5,968,827	8,009,803	6,123,453

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Note	Company 2007	Company 2006	Consolidated 2007	Consolidated 2006
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Loans and financing	13	231,329	284,450	243,309	285,548
Debentures	14		320,552		320,552
Trade accounts payable, contractors and carriers	12	566,464	203,305	577,176	212,514
Taxes payable		41,009	22,982	42,483	24,239
Provision for income and social contribution taxes		29,209	7,027	31,125	9,234
Salaries, vacation and payroll charges		67,746	62,956	69,350	64,482
Dividends payable	16(d)	120,002	110,003	120,002	110,003
Subsidiaries and affiliated companies	8	190,768	40,918	1,566	1,504
Other payables		34,265	35,240	45,686	44,511
Total Current Liabilities		1,280,792	1,087,433	1,130,697	1,072,587
Noncurrent Liabilities					
Long-term Liabilities					
Loans and financing	13	3,829,014	2,333,072	3,862,226	2,386,522
Deferred income and social contribution taxes	7(a)	5,444	1,384	5,444	1,384
Reserve for contingencies	15	49,922	44,737	49,922	44,737
Other payables		88,119	41,430	91,850	45,199
Total Noncurrent Liabilities		3,972,499	2,420,623	4,009,442	2,477,842
Minority Interest				128,365	112,253
Shareholders' Equity	16				
Capital		1,500,000	1,100,000	1,500,000	1,100,000
Capital reserves		84,574	84,879	84,574	84,879
Revaluation reserve		83,117	85,220	83,117	85,220
Profit reserves		1,147,309	1,216,551	1,147,309	1,216,551
Treasury shares		(73,701)	(25,879)	(73,701)	(25,879)
Total Shareholders' Equity		2,741,299	2,460,771	2,741,299	2,460,771
Total Liabilities and Shareholders' Equity		**7,994,590**	**5,968,827**	**8,009,803**	**6,123,453**

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	2007	2006	2007	2006
GROSS SALES					
Sales of products		3,220,681	3,112,471	3,365,195	3,246,655
Taxes and unconditional discounts		(554,369)	(517,739)	(568,753)	(533,857)
Net sales		2,666,312	2,594,732	2,796,442	2,712,798
Cost of sales		(2,101,818)	(2,004,363)	(1,843,930)	(1,749,944)
Gross profit		564,494	590,369	952,512	962,854
Operating expenses					
Selling		(177,350)	(187,178)	(264,241)	(270,651)
Administrative		(154,805)	(152,658)	(159,467)	(155,786)
Management compensation		(21,328)	(20,631)	(21,328)	(20,631)
Other, net		187	(39,803)	(9,965)	(49,452)
		(353,296)	(400,270)	(455,001)	(496,520)
Equity in subsidiaries	9	292,085	284,829	(200)	(405)
Income from operations before financial income (expenses)		503,283	474,928	497,311	465,929
Financial income (expenses)					
Expenses		(241,891)	(234,085)	(242,993)	(250,232)
Income		254,091	317,888	292,495	369,080
Exchange gain		(48,185)	(16,193)	(54,144)	(16,659)
Exchange loss		349,015	29,485	349,263	29,839
		313,030	97,095	344,621	132,028
Income from operations		816,313	572,023	841,932	597,957
Nonoperating income (expenses), net		13,176	591	13,122	2,421
Income before income and social contribution taxes		829,489	572,614	855,054	600,378
Income and social contribution taxes	7(b)				
Current		(152,009)	(5,192)	(162,585)	(16,023)
Deferred		(56,051)	(93,930)	(56,051)	(96,714)
		(208,060)	(99,122)	(218,636)	(112,737)
income before minority interest		621,429	473,492	636,418	487,641
Minority interest				(14,989)	(14,149)
Net income		**621,429**	**473,492**	**621,429**	**473,492**
Earnings per thousand shares at yearend - R$		688.42	519.22		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

		Capital reserves		Revaluation reserves	Profit reserves				
	Capital	Tax incentives	Special Law No. 8,200/91	Own assets	Legal	Statutory	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2005	1,100,000	539	83,986	87,399	88,276	884,462			2,244,662
Income tax incentives		354							354
Realization of revaluation reserve									
. Own assets				(2,179)				2,179	
Income tax on realization of revaluation reserve								(741)	(741)
Purchase of shares to be held in treasury							(25,879)		(25,879)
Net income								473,492	473,492
Allocation of net income:									
. Interim dividends:									
. R$ 123.91 per thousand common shares								(39,258)	(39,258)
. R$ 136.30 per thousand preferred shares								(81,856)	(81,856)
. Supplementary dividends:									
. R$ 113.24 per thousand common shares								(35,878)	(35,878)
. R$ 124.56 per thousand preferred shares								(74,125)	(74,125)
. Recognition of reserves					23,675	220,138		(243,813)	
BALANCES AS OF DECEMBER 31, 2006	1,100,000	893	83,986	85,220	111,951	1,104,600	(25,879)		2,460,771
Income tax incentives		586							586
Capital increase:									
. With reserves	400,000	(891)				(399,109)			
Realization of revaluation reserve									
. Own assets				(2,103)				2,103	
Income tax on realization of revaluation reserve								(715)	(715)
Purchase of shares to be held in treasury							(47,822)		(47,822)
Net income								621,429	621,429
Allocation of net income:									
. Interim dividends:									
. R$ 179.97 per thousand common shares								(57,019)	(57,019)
. R$ 197.97 per thousand preferred shares								(115,982)	(115,982)
. Supplementary dividends:									
. R$ 124.84 per thousand common shares								(39,553)	(39,553)
. R$ 137.32 per thousand preferred shares								(80,449)	(80,449)
. Dividends from treasury shares						53			53
. Recognition of reserves					31,071	298,743		(329,814)	
BALANCES AS OF DECEMBER 31, 2007	1,500,000	588	83,986	83,117	143,022	1,004,287	(73,701)		2,741,299

The accompanying notes are an integral part of these financial statements.

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2007	2006	2007	2006
SOURCES OF FUNDS				
From operations				
Net income	621,429	473,492	621,429	473,492
Items not affecting working capital:				
. Interest and monetary variations on noncurrent items	(337,487)	(57,644)	(342,355)	(60,806)
. Equity in subsidiaries	(292,085)	(284,829)	200	405
. Dividends received from subsidiaries	162,781	206,414		
. Depreciation, amortization and depletion	225,136	225,302	227,344	227,739
. Net book value of permanent assets written off	6,877	15,048	7,065	15,036
. Deferred income tax	55,922	93,543	57,658	96,327
Recognition (reversal) of reserve for contingencies and other	11,115	(27,496)	11,115	(27,496)
Total own funds	453,688	643,830	582,456	724,697
Capital reduction in subsidiary	160,651			
Total from operations	614,339	643,830	582,456	724,697
From minority shareholders				
Capital contribution			7,781	804
Profit sharing, net of dividends			14,989	14,149
From third parties				
Increase in noncurrent liabilities:				
. Loans and financing	1,928,736	1,921,485	1,928,736	1,921,485
. Other payables	49,360	1,246	49,360	1,747
Transfer to current liabilities	84,356	16,527	99,504	29,159
TOTAL SOURCES	**2,676,791**	**2,583,088**	**2,682,826**	**2,692,041**
USES OF FUNDS				
In noncurrent assets				
. Subsidiaries and affiliated companies	16,815	772		
. Other	354,055	46,963	354,068	47,255
In permanent assets				
. Investments	78,739		58,055	
. Property, plant and equipment	1,584,226	701,535	1,759,411	784,868
. Capitalized interest	79,115	14,838	79,115	14,838
. Deferred charges	96,488	50,587	96,523	50,924
Transfer to current liabilities				
. Loans and financing	106,696	346,635	118,851	346,635
. Debentures		314,050		314,050
. Other payables	7,677	24,159	14,373	23,463
Treasury shares	47,822	25,879	47,822	25,879
Dividends	293,003	231,117	293,003	231,117
TOTAL USES	**2,664,636**	**1,756,535**	**2,821,221**	**1,839,029**
Increase (decrease) in working capital	**12,155**	**826,553**	**(138,395)**	**853,012**
Represented by				
Current assets				
. At end of year	2,970,315	2,764,801	3,062,117	3,142,402
. At beginning of year	2,764,801	1,889,199	3,142,402	2,227,325
	205,514	875,602	(80,285)	915,077
Current liabilities				
. At end of year	1,280,792	1,087,433	1,130,697	1,072,587
. At beginning of year	1,087,433	1,038,384	1,072,587	1,010,522
	193,359	49,049	58,110	62,065
Increase (decrease) in working capital	**12,155**	**826,553**	**(138,395)**	**853,012**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT I

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2007	2006	2007	2006
Cash flows from operating activities				
Net income	621,429	473,492	621,429	473,492
Items not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	225,136	225,302	243,911	242,860
. Gain on sale of assets	(12,085)	(3,441)	(11,905)	(3,537)
. Deferred income and social contribution taxes	56,051	93,930	56,051	96,714
. Interest and exchange variation on loans and financing	(150,664)	176,668	(156,353)	175,422
. Equity in subsidiaries	(292,085)	(284,829)	200	405
. Exchange variation on foreign investments			3,175	1,930
. Minority interest			14,989	14,149
. Recognition (reversal) of reserve for contingencies and other	1,277	(40,380)	1,277	(40,380)
. Tax credit available for offset		(74,937)		(74,937)
. Dividends received from subsidiaries	162,781	206,414		
Decrease (increase) in assets				
. Accounts receivable	(44,241)	(108,661)	(45,999)	(40,559)
. Inventories	(57,587)	(11,181)	(61,363)	(21,018)
. Recoverable taxes	(370,792)	15,701	(371,806)	15,637
. Prepaid expenses	(12,451)	(8,185)	(12,044)	(9,302)
. Other receivables	(35,366)	7,303	(19,488)	7,896
Increase (decrease) in liabilities				
. Trade accounts payable	513,009	21,928	364,724	36,423
. Taxes payable	18,027	123	18,244	123
. Provision for income and social contribution taxes	140,774	(22,293)	142,219	(23,160)
. Salaries, vacation and payroll charges	4,790	13,153	4,868	12,989
. Other payables	39,783	(12,570)	41,895	(13,812)
Net cash provided by operating activities	**807,786**	**667,537**	**834,024**	**851,335**
Cash flows from investing activities:				
. Temporary cash investments		39,521		39,521
. Purchase of property, plant and equipment net of recoverable taxes	(1,584,226)	(701,535)	(1,759,411)	(784,868)
. Increase in deferred charges	(96,488)	(50,587)	(96,523)	(50,924)
. Goodwill on acquisition of investment	(58,055)		(58,055)	
. Sale of assets	16,439	19,569	16,447	19,650
. Escrow deposits	8,962	(10,857)	8,955	(11,140)
. Capital reduction in subsidiary	160,651			
. Capital contribution to subsidiary	(20,684)			
. Other investments, net	2,576	229	2,523	
Net cash provided by (used in) investing activities	**(1,570,825)**	**(703,660)**	**(1,886,064)**	**(787,761)**
Cash flows from financing activities:				
. Borrowings	2,056,742	1,982,885	2,056,742	1,982,884
. Repayment of borrowings	(580,214)	(744,512)	(580,214)	(744,512)
. Payment of interest	(282,710)	(219,304)	(286,377)	(223,229)
. Capital contribution to subsidiaries by minority shareholders			7,781	804
. Purchase of shares to be held in treasury	(47,822)	(25,879)	(47,822)	(25,879)
. Dividends paid	(283,004)	(192,384)	(283,004)	(192,384)
Other		(698)	(6,606)	
Net cash provided by (used in) financing activities	**862,992**	**800,108**	**860,500**	**797,684**
INCREASE IN CASH AND CASH EQUIVALENTS	**99,953**	**763,985**	**(191,540)**	**861,258**
Cash and cash equivalents at beginning of year (*)	1,762,368	998,383	2,290,181	1,428,923
Cash and cash equivalents at end of year (*)	1,862,321	1,762,368	2,098,641	2,290,181
	99,953	**763,985**	**(191,540)**	**861,258**

(*) The captions "Cash and banks" and "Temporary cash investments" are considered as cash and cash equivalents.

ATTACHMENT II

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2007	2006	2007	2006
Revenues (plus IPI less sales deductions)				
Sales of goods, products and services	3,355,553	3,234,861	3,500,090	3,369,045
Allowance for doubtful accounts	(1,831)	(676)	(1,831)	(833)
Nonoperating income (expenses)	13,176	591	13,122	2,421
	3,366,898	3,234,776	3,511,381	3,370,633
Inputs purchased from third parties				
Raw materials consumed	209,522	192,812	171,305	156,591
Cost of products and services	1,478,522	1,409,473	1,240,088	1,174,120
Materials, energy, outside services and other	589,689	510,555	684,861	601,063
	2,277,733	2,112,840	2,096,254	1,931,774
Gross value added	1,089,165	1,121,936	1,415,127	1,438,859
Retentions				
Depreciation, amortization and depletion	225,136	225,302	243,911	242,860
Net value added generated by the Company	864,029	896,634	1,171,216	1,195,999
Equity in subsidiaries	292,085	284,829	(200)	(405)
Minority interest			(14,989)	(14,149)
Financial income	603,106	301,695	641,758	352,421
Value added received in transfer	895,191	586,524	626,569	337,867
TOTAL VALUE ADDED FOR DISTRIBUTION	1,759,220	1,483,158	1,797,785	1,533,866
DISTRIBUTION OF VALUE ADDED				
Payroll and related charges	335,456	361,073	341,977	366,255
Taxes payable	539,684	465,897	564,786	495,683
Interest and financial charges	262,651	182,696	269,593	198,436
Dividends	293,003	231,117	293,003	231,117
Retained earnings	328,426	242,375	328,426	242,375
	1,759,220	1,483,158	1,797,785	1,533,866

(Amounts in thousands of Brazilian reais - R$)

1 OPERATIONS

Klabin S.A. ("Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In prior years, the Company (Klabin S.A.) established Silent Partnerships (SCPs) with the specific purpose of raising funds for reforestation projects. The Company, as ostensible partner, contributed forest assets, composed basically of forests and land, by means of assignment of use right, and the other investing shareholders contributed cash to the SCPs. These SCPs guarantee Klabin S.A. priority in the purchase of forest products at market prices and conditions.

The Company also holds interest in other companies (notes 3 and 9), which engage in related operations.

Expansion project

The MA 1100 Project was approved at the Extraordinary Board of Directors' Meeting held in January 2006. The purpose of this project is to increase the production capacity of the plant located in Telêmaco Borba, State of Paraná, from 700 thousand tons/year to 1.1 million tons/year, and includes an increase of 350.0 thousand tons/year in cardboard production, to 740 thousand tons/year, and growth of 50.0 thousand tons/year in kraft paper. In early October 2007, the expanded Effluent Treatment Station started to operate, and on the 15th Paper Machine 9 started the production of packaging cardboard. In November 2007, the Lime Kiln was started and in December 2007, the new Recovery Boiler went into operation. In early 2008, the Turbo Generator and the Biomass Power Boiler will go into operation, completing the MA 1100 Project. The Company invested R$1.4 billion in this project in 2007.

2 PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The main practices are as follows:

(a) Current and noncurrent assets

Temporary cash investments are stated at cost, plus income earned (on a "pro rata temporis" basis).

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on the realization of receivables.

Inventories are stated at the average cost of acquisition or production, which does not exceed replacement value or realizable value.

Other assets are stated at cost or realizable value, including, when applicable, income earned and provision for losses.

(b) Permanent assets

Stated at cost, monetarily adjusted through 1995, combined with the following aspects:

- Investments in subsidiaries and affiliated companies are accounted for under the equity method;
- Revaluation of property, plant and equipment is based on a valuation carried out by specialized companies. In accordance with CVM Resolution No. 183/95, deferred income and social contribution taxes on the revaluation of property, plant and equipment carried out in periods prior to 1995 by companies merged into Klabin S.A. have not been recorded in noncurrent liabilities. Accordingly, the revaluation reserve recognized by Klabin S.A. due to the aforementioned merger does not include such taxes;
- Depreciation of property, plant and equipment is calculated under the straight-line method, at the annual rates mentioned in Note 9, based on the economic useful lives of the assets;
- Depletion of forests based on the quantity of timber extracted and remaining forest resources (Note 10);
- Financial charges on property, plant and equipment in progress are capitalized when incurred; and
- Deferred charges are amortized over five to ten years, beginning on the date benefits start to be generated (Note 11).

(c) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, when applicable, related charges incurred.

Provisions are recognized when the Company has a legal obligation as a result of a past event and, in the opinion of Management and legal counsel, it is likely that funds will be required to settle the obligation. Provisions are recognized based on the best estimates of the risk involved, less respective escrow deposits, if any.

(d) Income and social contribution taxes

Computed on taxable income, adjusted in conformity with prevailing legislation.

Deferred income and social contribution taxes, recorded in noncurrent assets and noncurrent liabilities, arise from expenses and income, respectively, recorded in profit and loss, although temporarily nondeductible and untaxed, as mentioned in Note 7.

(e) Use of estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(Amounts in thousands of Brazilian reais - R$)

(f) Supplemental information

The Company presents, as supplemental information for purposes of additional analysis, the individual and consolidated statements of cash flows and value added:

Cash flows - the statement of cash flows has been prepared in accordance with Accounting Standard and Procedure No. 20 issued by IBRACON, considering the main operations that affected the individual and consolidated balances of cash and banks and temporary cash investments with maturities of less than 90 days. This statement is divided into operating, investing and financing activities (Attachment I).

Value added - the statement of value added has been prepared in accordance with Guidance Opinions No. 15/87 and No. 24/92, and Circular No. 01/00 issued by the CVM. The model is that proposed by NBCT (Brazilian Accounting Standards) No. 3.7 of the Federal Accounting Council. This statement reports the origin and distribution of the wealth generated by the Company (Attachment II).

(g) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet date, excluding treasury shares (Note 16 (a) and (b)).

3 CONSOLIDATION OF FINANCIAL STATEMENTS

Consolidation criteria

The criteria adopted are those provided for in Law No. 6404/76 and CVM Instructions, including: (i) elimination of intercompany investments and equity in subsidiaries; (ii) elimination of gains or losses arising from intercompany transactions, and intercompany balances, and (iii) separate calculation and disclosure of interest of non-controlling shareholders in income and shareholders' equity.

The consolidated financial statements include the accounts of Klabin S.A. and its subsidiaries, as follows:

	Ownership interest (%)	
Subsidiaries:	**2007**	**2006**
Klabin Argentina S.A. (direct and indirect interest)	100	100
Klabin Ltd.	100	100
. Klabin Trade (indirect interest)	100	100
IKAPÊ Empreendimentos Ltda.	100	100
Klabin do Paraná Produtos Florestais Ltda.	100	100
Antas Serviços Florestais S/C Ltda.	100	100
Centaurus Holdings S.A.	100	100
Renascença Participações S.A.	100	100
Silent partnerships: (*)		
Paraná	93	96
Santa Catarina	95	97

(*) Average ownership interest at yearend.

(Amounts in thousands of Brazilian reais - R$)

4 TEMPORARY CASH INVESTMENTS

a) Company

	2007		2006	
	Temporary cash investments	Average annual rate (%)	Temporary cash investments	Average annual rate (%)
In local currency				
Investment funds (*)	10,126	11.2	71,685	13.2
Bank certificates of deposit	1,071,140	11.3	1,172,453	13.2
Notes in Brazilian reais (**)			77,479	12.8
Republic of Austria bonds (**)	572,696	12.5	300,778	11.4
	1,653,962		**1,622,395**	
In foreign currency				
Bank certificates of deposit			132,602	5.3
Investment funds			273	5.3
			132,875	
	1,653,962		**1,755,270**	
Maintained with banks				
In the country	1,081,266		1,244,138	
Abroad	572,696		511,132	
	1,653,962		**1,755,270**	

b) Consolidated

	2007		2006	
In local currency				
Investment funds (*)	19,336	11.1	109,538	13.2
Bank certificates of deposit	1,103,721	11.3	1,172,453	13.2
Notes in Brazilian reais (**)	171,572	10.6	444,161	12.7
Republic of Austria bonds (**)	572,696	12.5	300,778	11.4
	1,867,325		**2,026,930**	
In foreign currency				
Bank certificates of deposit	3,871	5.2	146,530	5.2
Investment funds	3,224	5.2	85,103	6.0
	7,095		**231,633**	
	1,874,420		**2,258,563**	
Maintained with banks				
In the country	1,123,057		1,281,990	
Abroad	751,363		976,573	
	1,874,420		**2,258,563**	

(*)*The exclusive investment fund portfolio is composed of the following:*

	Company		Consolidated	
Fixed income	2007	2006	2007	2006
. Federal government securities	25%	34%	18%	28%
. Bank certificates of deposit	37%	31%	37%	35%
. Companies' debentures	18%	28%	29%	26%
. Other	20%	7%	16%	11%
	100%	**100%**	**100%**	**100%**

(**)Foreign investment in Brazilian reais - R$.

(Amounts in thousands of Brazilian reais - R$)

5 INVENTORIES

	Company		Consolidated	
	2007	2006	2007	2006
Finished products	98,459	80,715	110,330	88,909
Raw materials	106,783	84,146	110,782	87,111
Timber, logs and forest for harvesting	48,917	16,540	49,409	25,062
Fuel and lubricants	4,164	9,715	4,164	3,068
Maintenance material	60,872	57,940	61,396	58,441
Other	206	12,866	65	13,365
	319,401	**261,922**	**336,146**	**275,956**

6 RECOVERABLE TAXES

				Consolidated
	12/31/2007		12/31/2006	
	Current Assets	Long-Term Assets	Current Assets	Long-Term Assets
ICMS (state VAT)	78,146	126,358	30,318	26,511
PIS (tax on revenue)	224	35,190	6,492	4,442
COFINS (tax on revenue)	703	158,437	29,713	13,154
Income and social contribution taxes	13,297		51,471	
Other	18,451	3,192	10,969	8,171
	110,821	**323,177**	**128,963**	**52,278**

In view of the expansion plan mentioned in note 1, during this investment period the Company has retained the taxes levied on the purchases of property, plant and equipment, as permitted by prevailing legislation, for future offset.

Based on its plans and analyses, the Company's management does not foresee any risks of non-realization of these tax credits. Additionally, PIS/COFINS are basically recorded in long-term assets since they can only be used for offset after the related property, plant and equipment items are fully placed into service.

(Amounts in thousands of Brazilian reais - R$)

7 INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, both in assets and liabilities, for Company, and tax loss carryforwards for Company and subsidiaries. Since it was difficult to foresee exactly when the deferred taxes will be realized, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of tax credits classified in noncurrent assets. As of December 31, 2007, the effect of deferred tax assets and liabilities is as follows:

	Company		Consolidated	
	2007	2006	2007	2006
Nondeductible provisions	48,016	42,965	48,016	42,965
Taxes being challenged in court	6,289	6,277	6,289	6,277
Tax loss carryforwards	624	57,350	2,207	60,669
Noncurrent assets	**54,929**	**106,592**	**56,512**	**109,911**
Deferred income tax on sale of assets	270	541	270	541
Deferred income tax on certain cash investments	4,841		4,841	
Accelerated depreciation	333	843	333	843
Noncurrent liabilities	**5,444**	**1,384**	**5,444**	**1,384**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, Management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2008 to 2011, as shown below:

	2007	
	Company	Consolidated
2008	624	2,207
2009	19,193	19,193
2010	14,045	14,045
2011	21,067	21,067
	54,929	**56,512**

(Amounts in thousands of Brazilian reais - R$)

(b) Reconciliation of income and social contribution taxes

	Company		Consolidated	
	2007	2006	2007	2006
Income before income and social contribution taxes	**829,489**	**572,614**	**855,054**	**600,378**
Income and social contribution taxes at the rate of 34%	282,026	194,689	290,718	204,129
Tax effects of the main additions (deductions):				
Equity in subsidiaries	(99,309)	(96,842)	69	138
Difference in taxation - subsidiaries			(76,953)	(75,483)
Taxable income of foreign subsidiaries	34,786	11,504		
Other effects	(9,443)	(10,229)	4,802	(16,047)
	208,060	**99,122**	**218,636**	**112,737**
Income and social contribution taxes:				
. Current	152,009	5,192	162,585	16,023
. Deferred	56,051	93,930	56,051	96,714
Income and social contribution taxes in the statement of income	**208,060**	**99,122**	**218,636**	**112,737**

(Amounts in thousands of Brazilian reais - R$)

8 RELATED PARTIES

										Company
									2007	2006
	Klabin Argentina S.A.	Klabin Trade	Silent Partnerships (Paraná)	Silent Partnerships (Santa Catarina)	Sogemar - Sociedade Geral de Marcas	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	Total	Total
	(i)	(ii)	(i) and (iii)	(i) and (iii)	(iv)	(iv)	(v)			
Balance sheet										
Current assets	1,794	213,387	10,592	2,629			15,473		**243,875**	**231,172**
Noncurrent assets		463						7,112	**7,575**	**1,161**
Current liabilities		149,626	21,242	18,215	1,146	235		304	**190,768**	**40,918**
Statement of income										
Sales revenue	13,455	461,404							**474,859**	**430,276**
Purchases			155,269	127,581					**282,850**	**265,273**
Commission for guarantee							22,731		**22,731**	**1,845**
Royalties					14,997	3,073		2,410	**20,480**	**19,251**
Other income (expenses)		(651)							**(651)**	**539**

(i) Balance receivable from transactions conducted under usual market prices and terms.
(ii) Shipment of paper at production cost, plus margin of approximately 20%.
(iii) Purchase of wood under usual market prices and terms.
(iv) Trademark license.
(v) Semiannual commission of 1% for guarantee on the financing from the BNDES (National Bank for Economic and Social Development), considered as according to usual market conditions upon contracting.

(Amounts in thousands of Brazilian reais - R$)

9 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

(a) Changes	Klabin Ltd.(*)	Klabin Argentina S.A.	Centaurus Holdings S.A.	Other	Silent Partnerships "Paraná"	Silent Partnerships "Santa Catarina"	Total
As of December 31, 2005	**201,142**	**28,471**	**1**	**22,608**	**76,910**	**26,166**	**355,298**
Capital contribution					56,914	4,949	61,863
Sale of investment				(13,581)			(13,581)
Dividends received					(101,353)	(105,061)	(206,414)
Equity in subsidiaries	55,130	1,539		(723)	125,150	103,733	284,829
As of December 31, 2006	**256,272**	**30,010**	**1**	**8,304**	**157,621**	**29,787**	**481,995**
Acquisition and capital contribution			20,684	9,964	29,643	11,624	71,915
Capital reduction in subsidiary	(160,651)						(160,651)
Dividends received					(62,461)	(100,320)	(162,781)
Equity in subsidiaries	66,407	(4,719)		(1,089)	120,077	111,409	292,085
As of December 31, 2007	**162,028**	**25,291**	**20,685**	**17,179**	**244,880**	**52,500**	**522,563**

(b) Information as of December 31, 2007

Capital	8	25,749	1,037
Total shareholders' equity	162,028	25,766	20,685
Common shares (thousand)	6	20,349	104

In 2007, the Company acquired the shares of Centaurus Holdings S.A. from third parties, generating goodwill of R$58,055. The purpose of this investment is to expand the Company's reforestation activities. Goodwill is based on expected future earnings and will be amortized when these earnings start to be generated, which is estimated for 2013.

On July 19, 2007, by a resolution of the Board of Directors' Extraordinary Meeting, the Company redeemed part of its shares in subsidiary Klabin Ltd. with a capital reduction. The redeemed amount of R$160,651 referred to cash investments maintained in that subsidiary.

(*)Parent Company of Klabin Trade.

(Amounts in thousands of Brazilian reais - R$)

10 PROPERTY, PLANT AND EQUIPMENT

				2007	2006
a) **Company**	Annual depreciation rate (%)	Revalued cost	Accumulated depreciation and depletion	Net	Net
Land		149,412		149,412	136,297
Buildings and constructions	4	594,666	(193,174)	401,492	182,215
Machinery, equipment and installations	5 to 20	2,877,199	(1,850,891)	1,026,308	1,043,529
Construction in progress	(*)	1,592,539		1,592,539	294,279
Forestation and reforestation	(**)	350,249	(142,567)	207,682	225,070
Other	4 to 20	547,216	(173,511)	373,705	486,030
		6,111,281	**(2,360,143)**	**3,751,138**	**2,367,420**
b) **Consolidated**					
Land		259,588		259,588	190,424
Buildings and constructions	2 to 4	604,824	(195,446)	409,378	192,258
Machinery, equipment and installations	5 to 20	2,900,411	(1,865,019)	1,035,392	1,046,504
Construction in progress	(*)	1,592,576		1,592,576	294,319
Forestation and reforestation	(**)	664,738	(142,567)	522,171	404,860
Other	4 to 20	551,132	(174,834)	376,298	487,898
		6,573,269	**(2,377,866)**	**4,195,403**	**2,616,263**

(*) The main project in progress is related to the increase in the production capacity of the plant located in Telêmaco Borba, State of Paraná, as mentioned in Note 1. The Company has raised funds with financial institutions for investments in property, plant and equipment and, as a result, it has capitalized interest in the amount of R$ 79,115 - 2007 and R$14,838 - 2006.

(**)Depletion calculated based on timber extraction, as described in Note 2.(b).

Depreciation and depletion for the year were substantially allocated to cost of production.

(Amounts in thousands of Brazilian reais - R$)

11 DEFERRED CHARGES

		2007			2006
		Cost	Accumulated amortization	Net	Net
Company					
Implementation and preoperating costs - MA 1100 Project	(*)	139,971		139,971	48,970
Other implementation and preoperating costs		30,291	(23,868)	6,423	5,222
Upgrading of the integrated management system and other expenses		13,586	(1,631)	11,955	606
		183,848	**(25,499)**	**158,349**	**54,798**
Subsidiaries		3,530	(602)	2,928	2,936
Total Consolidated		**187,378**	**(26,101)**	**161,277**	**57,734**

(*) Expenses incurred in the implementation of the MA 1100 (Note 1), which will be amortized upon the start-up of activities, scheduled for the first half of 2008. It also includes project start-up expenses incurred at the end of 2007.

12 TRADE ACCOUNTS PAYABLE, CONTRACTORS AND CARRIERS

As of December 31, 2007, this balance consists basically of payables to suppliers of fixed assets in connection with the MA 1100 Project.

(Amounts in thousands of Brazilian reais - R$)

13 FINANCING

Company:	Annual interest (%)	Current	Noncurrent	2007 Total	2006 Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	TJLP/ basket of currencies (6.0% to 10.5%)	45,617	1,598,458	1,644,075	748,702
. FINAME (National Equipment Financing Authority)	TJLP (10.0)	1,423		1,423	4,373
. Export credit	97.0 to 103.0 of CDI	780	160,041	160,821	184,473
. Working capital	103.0 to 106.1 of CDI	96,326	133,000	229,326	136,619
. Other	2.0 to 8.7	601	27,098	27,699	12,398
		144,747	1,918,597	2,063,344	1,086,565
In foreign currency (*)					
. Property, plant and equipment	USD + 8.8	330	6,678	7,008	1,573
. Export	USD + 5.4 a 6.9	74,624	1,516,233	1,590,857	1,102,106
. Other	USD + 7.5 a 8.1	11,628	387,506	399,134	427,278
		86,582	1,910,417	1,996,999	1,530,957
		231,329	3,829,014	4,060,343	2,617,522
Subsidiaries					
In foreign currency		11,980	33,212	45,192	54,548
Total consolidated		243,309	3,862,226	4,105,535	2,672,070
Long-term maturities:					
2009			387,870		
2010			444,080		
2011			556,395		
2012			692,048		
2013			734,869		
2014			504,485		
2015			383,697		
2016			106,623		
2017			3,878		
2018			3,095		
2019			45,186		
			3,862,226		

(*)In US dollars.

BNDES

In 2006, the Company entered into an agreement with the BNDES for financing of the MA1100 Project (note 1) in the total amount of R$1,743,651. Releases in 2007 totaled R$1,401,953. This agreement has a grace period for the repayment of principal, which will start in the second half of 2009, with monthly repayments. Interest is being paid on a quarterly basis.

Additionally, in 2006 the Company entered into another agreement with the BNDES, the credit limit of which is approximately R$826,753 with a one-year grace period for the repayment of principal; releases until December 31, 2007 totaled R$71,136.

Export financing

The Company has obtained from banks US dollar-denominated export financing loans to be settled mainly through exports, from 2011 to 2014.

(Amounts in thousands of Brazilian reais - R$)

14 DEBENTURES

The Debenture Public Offering Program in the total amount of R$ 1,000,000 was approved at the Board of Directors' Meeting on November 3, 2004.

In December 2004, with base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series, registered, and nonconvertible into shares, have a par value of R$ 10 and total value of R$ 314,050, carry semiannual interest of 105.5% of CDI (interbank deposit rate), and were settled in November 2007 for R$333,086.

15 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, Klabin S.A. and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

						Company and Consolidated
			2007			2006
Nature of the contingency	Escrow deposits	Provision	Net liability	Escrow deposits	Provision	Net liability
Tax:						
. PIS/COFINS	18,110	(18,110)		14,028	(14,028)	
. CPMF	8,646	(8,646)		8,610	(8,610)	
. Other	10,316	(18,274)	(7,958)	8,948	(16,422)	(7,474)
	37,072	(45,030)	(7,958)	31,586	(39,060)	(7,474)
Labor	8,237	(46,405)	(38,168)	3,713	(36,691)	(32,978)
Civil		(3,796)	(3,796)	25	(4,310)	(4,285)
	45,309	(95,231)	(49,922)	35,324	(80,061)	(44,737)

				Company and Consolidated
Changes in reserve				2007
	Tax	Labor	Civil	Net liability
Balance as of December 31, 2006	**(7,474)**	**(32,978)**	**(4,285)**	**(44,737)**
New lawsuits/additions and adjustments	(1,610)	(9,175)	(330)	**(11,115)**
. Write-offs/reversals	1,126	3,985	819	**5,930**
Balance as of December 31, 2007	**(7,958)**	**(38,168)**	**(3,796)**	**(49,922)**

(Amounts in thousands of Brazilian reais - R$)

PIS/COFINS

In a decision published in the Official Gazette, the Federal Supreme Court ruled that PIS and COFINS on the increased tax basis were undue. Such decision became final and unappeasable and, accordingly, the Company reversed the reserve for contingencies in the amount of R$ 55,510, for which there were escrow deposits. The Company recorded a tax credit available for offset in the amount of R$ 74,937, arising from amounts paid at that time.

The effects on income from January to September 2006 are as follows:

Other operating income	6,580
Financial	123,867
Income and social contribution taxes	(41,229)
	89,218

Labor

Labor lawsuits refer principally to overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits involving "possible" risks of loss: tax: ISS (service tax) R$ 70,017 (2006 R$ 68,536); IPI (federal VAT) R$ 27,911 (2007 and 2006), other R$ 47,501 (R$ 37,871 - 2006); labor R$ 60,094 (R$ 55,315 - 2006) and civil R$ 27,157 (R$ 26,865 - 2006). Based on an individual analysis of lawsuits and the legal counsel's opinion, Management understands that the lawsuits assessed as possible losses do not require any reserve.

Income and social contribution tax deficiency notice

As disclosed in the Significant Event Notice on August 15, 2007, the Company received a tax deficiency notice on July 27, 2007 in connection with income and social contribution taxes on disinvestments made by the Company in 2003. This deficiency notice amounts to approximately R$ 870,000, including principal, fine and interest, in the amount of R$909,000 as of December 31, 2007.

Through its legal counsel the Company presented a defense within the legal term contesting the tax deficiency notice, which is at the administrative level. In the opinion of the Company's legal counsel the likelihood of loss is considered possible for R$ 769,000 and remote for approximately R$ 140,000. No reserve for contingencies was recorded for this dispute.

16 SHAREHOLDERS' EQUITY

(a) Capital

At the Annual Shareholders' Meeting held on March 14, 2007, the shareholders approved a capital increase in the amount of R$ 400,000, of which R$ 891 from capital reserves and R$ 399,109 from profit reserves, without issuance of shares. Capital was increased to R$ 1,500,000.

Klabin S.A.'s subscribed and paid-up capital as of December 31, 2007, represented by shares without par value, is held as follow:

	Number of Shares	
	2007	**2006**
Common shares	316,827,563	316,827,563
Preferred shares	600,855,733	600,855,733
	917,683,296	**917,683,296**

Preferred shares do not have voting rights but are entitled to priority in reimbursement of capital in the event of Company liquidation, and are entitled to dividends 10% higher than those paid on common shares.

(Amounts in thousands of Brazilian reais - R$)

(b) Treasury shares

As of December 31, 2007, the Company held 15,000,000 preferred shares in treasury.

During the period from January to September 2007, 9,243,000 preferred shares were acquired at the average price of R$ 5.17 per share, totaling R$ 47,822, with a minimum price of R$ 4.73 and a maximum price of R$ 5.75. The purpose of holding these treasury shares was to invest available cash. The average price of this class of shares traded on the São Paulo Stock Exchange on December 28, 2007 was R$ 6.18.

(c) Reserves

(i) Statutory reserve

Composed of a variable portion of net income adjusted according to law and between 5% and 75% of net income according to Company's bylaws, for the purpose of assuring funds for investments in permanent assets and improvement of working capital.

(ii) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve).

(d) Dividends

According to the minutes of the Board of Directors' Extraordinary Meeting held on July 30, 2007, interim dividends in the amount of R$ 173,001 were approved, and paid in September 2007.

Management proposes, for approval in the Annual Shareholders' Meeting to be held in March 2008, supplementary dividends in the amount of R$ 120,002, as shown below:

	2007
Net income	621,429
Recognition of legal reserve (5%)	(31,071)
Calculation basis of dividends	**590,358**
Interim dividends:	
. R$ 179.97 per thousand common shares	57,019
. R$ 197.97 per thousand preferred shares	115,982
	173,001
Supplementary dividends: - proposal:	
. R$ 124.84 per thousand common shares	39,553
. R$ 137.32 per thousand preferred shares	80,449
	120,002
Total - 49.6% of calculation basis	**293,003**
Mandatory minimum dividends - 25%	**147,590**

(Amounts in thousands of Brazilian reais - R$)

17 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

The Company and its subsidiaries conduct transactions in the foreign market that are exposed to market risks arising from foreign currency fluctuations. To mitigate this exposure, in the amount of R$1,949,000, with maturities from 2008 to 2014, the Company has a sales plan whose projected export revenue flow easily covers the liability payment flow.

Additionally, the Company has used some derivatives to manage short-term financial risks, the position of which as of December 31, 2007 is represented by future dollar contracts, with an outstanding balance receivable of R$12,547.

(b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

(c) Fair values

In 2007 the fair values of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their carrying amounts due to their short-term nature. Temporary cash investments approximate their fair values because they are carried out under usual market conditions offered by the banks. Additionally, their realizable values are practically those recorded in the financial statements due to their short-term nature and because their yield is based on the variation of indexes. Even though they are subject to a lower rate than working capital loans, financing is presented at its settlement and fair values, since the rates are also those usual in the market for this type of financing.

18 INSURANCE

Due to the nature of its activities, the distribution of forests in different areas, and the preventive measures adopted against fire and other risks, the Company does not contract insurance coverage for forests, but for inventories and fixed assets subject to risks, in amounts considered sufficient to cover possible losses under the concept of maximum possible loss, which corresponds to the maximum value that can possibly be lost in any given event.

As of December 31, 2007, Klabin S.A. and its subsidiaries have fire insurance for their inventories, fixed assets, and contractual and legal guarantees in the amount of R$2,213,172.

(Amounts in thousands of Brazilian reais - R$)

19 EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries provide to their employees life insurance, health care and pension plan benefits. These benefits are recorded on the accrual basis and cease at the end of the employment relationship.

Klabin's pension plan ("Prever Plan"), managed by Unibanco AIG Seguros & Previdência, was introduced in 1986 as a defined benefit plan. Beginning in 1998 there was a restructuring, which resulted in the plan's conversion into a defined contribution plan.

In November 2001, a new pension plan was introduced - Plano de Aposentadoria Complementar Klabin - PACK, also managed by Unibanco AIG Seguros & Previdência, and structured under the concept of PGBL (plan similar to a life insurance).

Prever Plan's participants were given the option of migrating to the new plan. In both plans neither Klabin S.A. nor its subsidiaries assume any responsibility for guaranteeing the minimum levels of benefits to participants who retire.

In 2007, Klabin S.A. and its subsidiaries contributed R$4,357 to the plans (R$3,948 in 2006), which was recorded as expenses in the statement of income.

Plan's participants as of December 31, 2007 totaled 1,935, of which 1,998 are active employees and 37 are retirees.

Under an agreement with the São Paulo State Union for the Paper, Pulp and Wood Pulp Industry, the Company assures a health care plan (SEPACO Hospital, principal plan) on a permanent basis for its former employees who retired by 2001 and their dependents as long as they are minors, and spouse, for life, and new participants are not allowed.

The Company understands that said health care benefit is a defined-benefit plan in accordance with Brazilian accounting practices. Thus, the Company has a provision for estimated actuarial liability, calculated by an independent actuary for a total of 1,330 beneficiaries, in the amount of R$ 19,849, in noncurrent liabilities under the caption "Other payables". The actuarial methods adopted are in accordance with Accounting Standard and Procedure No. 26 issued by IBRACON on November 27, 2000 and approved by CVM Resolution No. 371/00.

The following economic and biometric assumptions were adopted: nominal discount rate of 10.25% per year, nominal growth rate for variable medical costs from 12% per year in 2006 to 6% per year in 2020, long-term inflation of 4.5% per year, and RP 2000 biometric mortality table. The amount recorded as expense in 2007 was R$150.

(Amounts in thousands of Brazilian reais - R$)

20 AMENDMENT TO BRAZILIAN CORPORATE LAW, INTRODUCING CHANGES TO ACCOUNTING PRACTICES GENERALLY ACCEPTED IN BRAZIL, EFFECTIVE FOR FISCAL YEARS BEGINNING ON OR AFTER JANUARY 2008

On December 28, 2007, Law No. 11,638 was enacted, that alters, revokes and adds new provisions to the Brazilian Corporate Law (Law No. 6404/76). Law No. 11,638/07 introduces several changes for the preparation of financial statements so as to enable the convergence of Brazilian accounting practices with international accounting standards, and allows the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, applicable to public companies in Brazil. The changes and requirements introduced by the Law are effective for fiscal years beginning on or after January 1, 2008. The following summarizes certain of the significant changes introduced by the Law: a) Elimination of the requirement to present a statement of changes in financial position and a new requirement to present a statement of cash flows; (b) a new requirement for the presentation of a statement of value added; (c) the ability to maintain separate or auxiliary accounting ledgers and records for purposes of reflecting necessary adjustments to financial statements; (d) creation of a new account group, valuation adjustments to shareholders' equity; (e) regulation of the criteria for evaluation and classification of financial instruments; (f) requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges be performed; (g) change of the parameters for accounting for investments in affiliates under the equity method of accounting; and (h) requirement that for transactions involving merger or spin-off , the related assets be recorded at fair market value.

The Company already adopts part of the changes introduced by the Law, such as the statements of cash flows and value added. As of the date of these financial statements, Management has not yet been able to assess and/or quantify the effects of all of the changes that are reasonably likely to have a significant impact on its financial statements.

KLABIN S.A.
CNPJ Nº 89.637.490/0001-45
Publicly-Held Company

BOARD OF DIRECTORS

Chairman
Israel Klabin

Members
Armando Klabin
Celso Lafer
Daniel Miguel Klabin
Lilia Klabin Levine
Miguel Lafer
Paulo Sérgio Coutinho Galvão Filho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Olavo Egydio Monteiro de Carvalho
Rui Manuel de Medeiros D' Espiney Patrício
Vera Lafer

FISCAL COUNCIL

Adolpho Gonçalves Nogueira
Antonio Marcos Vieira Santos
João Alfredo Dias Lins
Luís Eduardo Pereira de Carvalho
Wolfgang Eberhard Rohrbach

EXECUTIVE BOARD

Miguel Sampol Pou	General Director, Director of Operations and Human Resources
Antonio Sergio Alfano	Director of Planning and Control
Donald Ross Silveira da Mota	Director of Klabin Papers Business Unit
Paulo Roberto Petterle	Director of Klabin Papers and Sacks Business Unit
Reinoldo Poernbacher	Director of Klabin Forestry Business Unit and Supply Chain Area
Ronald Seckelmann	Director of Finance and Investor Relations
Wilberto Luiz Lima Junior	Director of Communications and Social Responsibility

Pedro Guilherme Zan	Angel Alvarez Nunez
Controlling Department	Accounting Department
CRC-1SP 168.918/O-9	TC - CRC-1SP 157.878/O-3

END

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